EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-258313, No. 333-248816, No. 333-211441 and No. 333-208017) of RespireRx Pharmaceuticals Inc. (the “Company”) of our report dated April 17, 2023 relating to our audits of the Company’s consolidated financial statements as of December 31, 2022 and 2021, and for each of the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Our report dated April 17, 2023 contains an explanatory paragraph that states the Company does not have sufficient working capital to fund its operations and commitments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California
April 17, 2023